[redacted]

SECU ... SSION

08027422

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEIGH BALDWIN & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 ALBANY STREET
(No. and Street)

CAZENOVIA	NY	13035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & NELKIN CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET	SYRACUSE	NY	13203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEIGH D. BALDWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEIGH BALDWIN & CO., LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HARRY R. TRUDEAU
Notary Public State of New York
Commission Expires 11

Harry R. Trudeau
Notary Public

Leigh D. Baldwin
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (O) INDEPENDENT AUDITORS' REPORT OF INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

LEIGH BALDWIN & CO., LLC

Page No.

Grimaldi & Nelkin
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

We have audited the accompanying statement of financial condition of **LEIGH BALDWIN & CO., LLC** as of December 31, 2007, and the related statements of income and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **LEIGH BALDWIN & CO., LLC** as of December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, PLLC
February 19, 2008

650 James Street, Syracuse, New York 13203 ■ Tel 315.472.1040 ■ Fax 315.472.1099 ■ www.grimaldicpa.com

LEIGH BALDWIN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS		
Cash and cash equivalents	$	160,913
Deposits with clearing organization		100,000
Receivable from brokers and dealers		470,125
Securities owned:		
Marketable, at market value		493,190
Not readily marketable, at estimated fair value		15,893
Furniture, automobile, equipment and leasehold improvements, at cost, less accumulated depreciation of $66,644		18,860
Prepaid expenses		41,291
Other current assets		11,464
Intangible assets, net of amortization of $583		34,417
TOTAL ASSETS	$	1,346,153
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	683,562
Securities sold, not yet purchased, at market value		3,970
Loan-term loan payable		17,343
Total liabilities		704,875
MEMBERS' EQUITY		641,278
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,346,153

The accompanying notes are an integral part of these financial statements.

LEIGH BALDWIN & CO., LLC

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2007

REVENUE		
Commissions	$	9,991,286
Principal transactions		456,337
Interest and dividends		86,029
Other income		58,449
Total revenue		10,592,101
EXPENSES		
Employee compensation and benefits		471,943
Commissions and floor brokerage		8,814,762
Communications		44,022
Occupancy		58,361
Interest		4,443
Regulatory fees and expenses		31,573
Other operating expenses		712,626
Total expenses		10,137,730
NET INCOME		454,371
MEMBERS' EQUITY - BEGINNING OF YEAR		578,107
MEMBERS' CONTRIBUTIONS		--
MEMBERS' DISTRIBUTIONS		(391,200)
MEMBERS' EQUITY - END OF YEAR	$	641,278

The accompanying notes are an integral part of these financial statements.

LEIGH BALDWIN & CO., LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	454,371
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		13,368
(Increase) decrease in:		
Receivable from brokers and dealers		17,158
Securities owned, net		(219,458)
Prepaid expenses		(5,243)
Other current assets		(11,464)
Increase (decrease) in:		
Accounts payable, accrued expenses and other liabilities		16,150
Securities sold, not yet purchased, at market value		3,970
NET CASH PROVIDED BY OPERATING ACTIVITIES		268,852
CASH FLOWS FROM INVESTING ACTIVITIES		
New business segment start-up costs		(35,000)
NET CASH USED IN INVESTING ACTIVITIES		(35,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on long term borrowing		(5,458)
Members' distributions		(391,200)
NET CASH USED IN FINANCING ACTIVITIES		(396,658)
NET DECREASE IN CASH		(162,806)
CASH - BEGINNING OF YEAR		323,719
CASH - END OF YEAR	$	160,913
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	4,443
Taxes paid	$	928

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Leigh Baldwin & Co., LLC is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the states of New York, Alabama, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Massachusetts, Michigan, Montana, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in the income statement.

NOTE 1 – (CONTINUED)

Equipment

Equipment is recorded at cost and depreciated over its estimated useful lives, using a modified accelerated cost recovery system (MACRS) for both financial reporting and income tax purposes. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current income. Repairs and maintenance charges which do not increase the useful lives of the assets are charged against income as incurred. Depreciation expense was $12,785 for the year ended December 31, 2007.

	Accumulated Depreciation
Furniture and Equipment	$ 40,598
Automobile	26,046
Total	$ 66,644

Intangible Assets

In December 2007, the Company entered into a five-year agreement for the administration of the Leigh Baldwin Long Short Income Fund (the "Fund"). The Fund administration servicing agreement requires a monthly fee of 35 basis points of the total assets of the Fund ($5,000 monthly minimum fee), plus out-of-pocket costs incurred on behalf of the Fund, and one-half of out-of-pocket expenses that are attributable to both the service provider and the Fund.

The Company incurred organizational expenses of $35,000 for the Fund. This cost is being amortized over the five-year term of the agreement. Amortization expense was $583 in 2007. Accumulated amortization at December 31, 2007 was $583.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

NOTE 1 – (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 2 – OFF-BALANCE SHEET RISK

The Corporation maintains its cash accounts at various banks and at National Financial Service Corp. The Federal Depositors Insurance Corporation insures the cash held at the banks up to $100,000 per bank. The Securities Investors Protection Corp. protects the cash held at National Financial Services LLC. The Securities Investors Protection Corp. protects unlimited cash and investments. At December 31, 2007 there was no uninsured cash.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, members' capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2007, the Company had net capital of $469,585 which was $369,585 in excess of its required net capital of $100,000 for 2007. The Company's net capital ratio was 1.49 to 1 at December 31, 2007.

NOTE 4 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has two leases for office space from a related party, Susan Baldwin, wife of the President. One lease is verbal with terms of $2,000 monthly plus 30% of heat and electricity. The second lease is a four-year lease, which commenced January 2004 with monthly rent due of $900. The terms of the renewal for this lease have not been formalized and currently the monthly rent is at $900 per month. Rent expense including utilities paid to a related party was $44,535 for the year ended December 31, 2007.

Advertising in the amount of $26,000 was paid to a Corporation owned by a member of the Company.

NOTE 5 – COMMITMENTS

The Company entered into a lease for additional office space in March 2007. The term of the lease is for five years. Future minimum lease payments under the operating lease are as follows:

2008	$	23,078
2009		24,135
2010		25,192
2011		26,249
2012		4,404
Total	$	103,058

Total rent expense (including payments to a related party) for the year ended December 31, 2007 was $45,064.

NOTE 6 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value as follows:

	Owned	Sold, Not Yet Purchased
Certificate of Deposits	$ 229,933	$ -
Municipal Bonds	4,806	-
Common Stock	229,238	-
Mutual Funds	13,433	-
Options	15,780	3,970
Total	$ 493,190	$ 3,970

Securities not readily marketable include a private placement. The securities held in the private placement at market value consist of the following at December 31, 2007:

Cash and Cash Equivalents	$	3,343
Equities		11,222
Options		1,328
Total	$	15,893

NOTE 7 – ADVERTISING

Advertising costs, which are included in other operating expenses, are expensed as incurred. Advertising expense was $63,642 for the year ended December 31, 2007.

NOTE 8 – FINANCIAL INSTRUMENTS

Accounting Policies

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, hedges of financial instruments that are marked to market are also marked to market and recognized currently in the statement of income. Unrealized gains or losses resulting from hedges of marked to market financial instruments are recorded in principal transactions.

Market values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

The fair value of not readily marketable securities (private placement) is equivalent to the market value of the underlying securities.

Financial Instrument with Off-Balance Risk

The company enters into various transactions involving derivatives. These financial instruments are exchange-traded options. These derivative financial instruments are used to conduct trading activities and are therefore subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

The credit risk for options are limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces. At December 31, 2007, the Company did not have any financial instruments with off-balance sheet risk as all options were covered as the Company owns the underlying securities.

NOTE 9 – LOAN PAYABLE

The Company has an obligation to NBT Bank bearing interest at 5.94%. The loan is payable in monthly installments of $556.47, including interest, and is collateralized by an automobile. Principal payments through maturity at December 31, 2007, are as follows:

2008	$ 5,749
2009	6,100
2010	5,494
	$ 17,343

SUPPLEMENTARY INFORMATION

As of December 31, 2007

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

LEIGH BALDWIN & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2007

NET CAPITAL		
Total stockholders' equity qualified for net capital		$ 641,278
Deductions and/or charges:		
Non-allowable assets:		
Petty cash	$ 2,500	
Securities owned - not readily marketable	15,893	
Furniture and equipment	18,860	
Prepaid expenses	41,291	
Other current assets	11,348	
Intangible assets	34,417	
Long Put in the money	1,700	
Option add back short call in the money	(480)	
Unsecured customer debits	910	126,439
Net capital before haircuts on securities positions		514,839
Haircuts on securities		
Exempt securities - Money market funds	4,662	
Debt securities	3,312	
Options	25,554	
Other securities	11,333	
Undue concentrations	393	45,254
NET CAPITAL		$ 469,585
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 683,562
Long-term loan payable		17,343
TOTAL AGGREGATE INDEBTEDNESS		$ 700,905
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Total minimum net capital required at 6 2/3% of aggregate indebtedness		$ 46,729
Excess net capital over $100,000		$ 369,585
Excess net capital at 1,500%		$ 422,856
Excess net capital at 1,000%		$ 399,495
Ratio: Aggregate indebtedness to net capital		1.49 to1

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 For the Year Ended December 31, 2007)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 467,371
Decrease in state tax expense	2,926
Increase in prepaid expense	(711)
Rounding	(1)
NET CAPITAL PER ABOVE	$ 469,585

EXEMPTIVE PROVISION UNDER RULE 15c3-3

As of December 31, 2007

An exemption from Rule 15c3-3 is claimed. Identified below is the section upon which such exemption is based:

C. (k) (2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-26740	National Financial Services LLC	Retired -G

REPORT ON ANY MATERIAL INADEQUACIES

As of December 31, 2007

No material inadequacies existed or were found to have existed since the date of inception.

Grimaldi & Nelkin
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

In planning and performing our audit of the financial statements and supplemental schedules of **LEIGH BALDWIN & CO., LLC**, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

650 James Street, Syracuse, New York 13203 ■ Tel 315.472.1040 ■ Fax 315.472.1099 ■ www.grimaldicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *Significant deficiency* — A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. *Material weakness* — A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, PLLC
February 19, 2008

END